UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

November 10, 2010

Commission File Number 1–13522

China Yuchai International Limited

(Translation of Registrant’s name into English)

16 Raffles Quay #26-00

Hong Leong Building

Singapore 048581

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Exhibits Index

99.1	Press Release dated November 10, 2010 – China Yuchai International Announces Unaudited Third Quarter 2010 Financial Results

99.2	Unaudited Financial Statements for Third Quarter 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: November 10, 2010

CHINA YUCHAI INTERNATIONAL LIMITED

By:	/S/ BOO GUAN SAW
Name:	Mr. Boo Guan Saw
Title:	President and Director

Exhibit 99.1

China Yuchai International Announces

Unaudited Third Quarter 2010 Financial Results

Singapore, Singapore – November 10, 2010 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today its unaudited consolidated financial results for the third quarter and nine months ended September 30, 2010. The financial information presented herein for FY 2009 and FY 2010 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial highlights for the third quarter of 2010 are:

•	Net revenue was RMB 3.3 billion (US$ 497.6 million) compared with RMB 3.5 billion (US$ 524.0 million) in the third quarter of 2009;

•	The gross margin increased to 23.1% from 19.9% in the third quarter of 2009;

•	Operating margin increased to 10.7% from 7.6% in the third quarter of 2009;

•

Total net profit attributable to China Yuchai’s shareholders was RMB 217.5 million (US$ 32.5 million), or earnings per share of RMB 5.84 (US$ 0.87), compared with RMB 160.2 million (US$ 23.9 million), or earnings per share of RMB 4.30 (US$ 0.64) in the third quarter of 2009.

Third Quarter 2010 Financial Results

Net revenue for the third quarter of 2010 was RMB 3.3 billion (US$ 497.6 million) compared with RMB 3.5 billion (US$ 524.0 million) in the third quarter of 2009, representing a 5.0% year-over-year decline. The total number of diesel engines sold by the Company’s main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), during the third quarter of 2010 was 109,023 units compared with 114,855 units in the third quarter of 2009. The decline in unit sales volume and net revenue were mainly due to product mix shift and higher demand for heavy-duty engines.

Gross profit was RMB 769.8 million (US$ 114.9 million) in the third quarter of 2010, representing a 10.2% increase over the gross profit of RMB 698.5 million (US$ 104.2 million) in the third quarter of 2009. The gross margin was 23.1% in the third quarter of 2010, a 3.2% improvement over the gross margin of 19.9% for the third quarter of 2009. In the third quarter of 2010, the higher gross margin was mainly attributable to a combination of increased sales of heavy-duty engines and enhanced in-sourcing capability through the highly-automated new foundry facility.

Other income was RMB 36.5 million (US$ 5.5 million) compared to RMB 8.8 million (US$ 1.3 million) in the third quarter of 2009. The increase was due to exchange gains as well as a gain from the disposal of shares in Thakral Corporation Limited.

Research and development (“R & D”) expenses were RMB 95.7 million (US$ 14.3 million) in the third quarter of 2010 versus RMB 74.8 million (US$ 11.2 million) in the third quarter of 2009, a 28.0% increase. As a percentage of net revenue, R & D spending was 2.9% of net revenue in the third quarter of 2010 compared with 2.1% in the third quarter of 2009. The higher R & D expenses were mainly due to the increase in staff costs.

Selling, general & administrative expenses in the third quarter of 2010 were RMB 353.7 million (US$ 52.8 million), a 3.0% improvement from the RMB 364.5 million (US$ 54.4 million) in the third quarter of 2009. As a percentage of quarterly revenue, selling, general & administrative expenses were 10.6% in the third quarter of 2010, in line with the same quarter in 2009.

Operating profit was RMB 356.9 million (US$ 53.3 million) in the third quarter of 2010, a 33.2% increase over the RMB 268.0 million (US$ 40.0 million) in the third quarter of 2009. The increase is mainly due to higher gross profit. The operating margin increased to 10.7% in the third quarter of 2010 from 7.6% in the third quarter of 2009.

In the third quarter of 2010, total net profit attributable to China Yuchai’s shareholders increased 35.8% to RMB 217.5 million (US$ 32.5 million), or earnings per share of RMB 5.84 (US$ 0.87), compared with RMB 160.2 million (US$ 23.9 million), or earnings per share of RMB 4.30 (US$ 0.64) in the third quarter of 2009.

Nine Months 2010 Financial Results

For the nine months ended September 30, 2010, net revenues rose 25.1% to RMB 12.4 billion (US$ 1.9 billion) from RMB 9.9 billion (US$ 1.5 billion) for the nine months ended September 30, 2009. The gross profit increased by 52.4% year-over-year to RMB 2.7 billion (US$ 401.4 million) from RMB 1.8 billion (US$ 263.3 million) for the nine months ended September 30, 2009. Gross margin for the nine months ended September 30, 2010 rose to 21.7% from 17.8% in 2009 mainly due to increased selling of higher margin heavy-duty engines. Operating income increased 131.8% to RMB 1,156.8 million (US$ 172.7 million) from RMB 499.1 million (US$ 74.5 million) for the comparable period in 2009. Total net profit attributable to China Yuchai’s shareholders for the nine months ended September 30, 2010 was RMB 668.4 million (US$ 99.7 million), or earnings per share of RMB 17.93 (US$ 2.68).

Total equity attributable to China Yuchai’s shareholders increased to RMB 4.7 billion (US$ 695.9 million) on September 30, 2010, from RMB 4.0 billion (US$ 604.3 million) on December 31, 2009.

The total shares issued and outstanding as of September 30, 2010 were 37,267,673 shares.

In a recent industry appraisal conference organized by the Ministry of Science and Technology, Guangxi Yuchai Machinery Company Limited’s (GYMCL) commercial vehicle hybrid diesel engine, “YCHPT” was acknowledged as having achieved the highest technical standards within China. This is one of GYMCL’s projects listed in China’s National High-tech Development Program also known as the “863 Program”. Since its commercial introduction in April 2009, YCHPT hybrid diesel engines have reached the 10 million kilometers mileage mark demonstrating their reliability with an average energy savings of approximately 20% compared with standard diesel engines. With this achievement, GYMCL has attained the industry leading position for its hybrid engines. The new hybrid diesel engines solidifies GYMCL’s brand premium in China’s bus market.

Mr. Boo Guan Saw, President of China Yuchai, commented, “We are encouraged by our strong third quarter results and the significant margin expansion due to the successful transition in our product mix. After three years’ thorough preparation, our heavy-duty engines have begun to gain traction in China’s heavy-duty market. While our award-winning hybrid engines continue to enhance our brand equity and market leadership in the Chinese bus market, our heavy-duty YC6K product line should propel our entry into the higher-barrier heavy-duty truck market. We continue to invest in R & D and in-sourcing facilities to maintain our technology and production leadership in China. With the CIMC-Chery joint venture expected to come to production at the end of 2010, we remain optimistic over increasing our market share in the heavy-duty engine market in 2011.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.7011 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on September 30, 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on September 30, 2010 or at any other date.

Third Quarter 2010 Earnings Web Cast

An audio web cast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time, today, November 10, 2010. The call will be hosted by Mr. Boo Guan Saw, President, and Mr. Weng Ming Hoh, Chief Financial Officer, who will present and discuss the financial results and business outlook of the Company, followed by a Q&A session.

The web cast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the web cast at least 5 minutes prior to the scheduled start time. The recorded web cast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2009, GYMCL sold 467,899 diesel engines and was consistently ranked No. 1 in unit sales by the China Association of Automobile Manufacturers. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen Grayling
Tel:	+1-646-284-9409
Email:	kevin.theiss@grayling.com dixon.chen@grayling.com

— tables follow —

Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarter ended September 30, 2010 and 2009

(RMB and US$ amounts expressed in thousands, except per share data, unaudited)

	3rd Quarter 2010		3rd Quarter 2009
	Rmb ‘000	US$ ‘000	Rmb ‘000	US$ ‘000

Revenue, net	3,334,439	497,596	3,511,267	523,984

Cost of sales	2,564,665	382,723	2,812,780	419,749

Gross profit	769,774	114,873	698,487	104,235

Other income	(36,538)	(5,453)	(8,785)	(1,311)

Research & development costs	95,705	14,282	74,759	11,156

Selling, general and administrative expenses	353,666	52,777	364,510	54,396

Operating profit	356,941	53,267	268,003	39,994

Finance cost	21,011	3,135	16,505	2,463

Share of (profit)/loss of associates	(258)	(39)	65	10

Share of (profit)/loss of joint ventures	(1,104)	(165)	3,752	560

Profit before tax from continuing operations	337,292	50,336	247,681	36,961

Income tax expense	51,421	7,674	42,074	6,279

Profit for the period from continuing operations	285,871	42,662	205,607	30,682

Discontinued operations	—	—	(3,114)	(465)

Profit for the period	285,871	42,662	208,721	31,147

Attributable to:

Equity holders of the Parent	217,484	32,456	160,194	23,906

Non controlling interest	68,387	10,206	48,527	7,241

	285,871	42,662	208,721	31,147

Net earnings per common share	5.84	0.87	4.30	0.64

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the period ended September 30, 2010 and 2009

(RMB and US$ amounts expressed in thousands, except per share data)

	YTD 30th September 2010		YTD 30th September 2009
	Rmb ‘000	US$ ‘000	Rmb ‘000	US$ ‘000

Revenue, net	12,420,041	1,853,433	9,926,858	1,481,377

Cost of sales	9,729,969	1,451,996	8,162,231	1,218,043

Gross profit	2,690,072	401,437	1,764,627	263,334

Other income	(72,290)	(10,788)	(20,004)	(2,985)

Research & development costs	245,911	36,697	205,222	30,625

Selling, general and administrative expenses	1,359,670	202,903	1,080,268	161,208

Operating profit	1,156,781	172,625	499,141	74,486

Finance cost	97,571	14,560	51,241	7,647

Share of profit of associates	(61)	(9)	(2,629)	(392)

Share of loss of joint ventures	6,513	972	11,232	1,676

Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loans	—	—	(202,950)	(30,286)

Profit before tax from continuing operations	1,052,758	157,102	642,247	95,841

Income tax expense	167,982	25,068	91,301	13,625

Profit for the period from continuing operations	884,776	132,034	550,946	82,216

Discontinued operations	—	—	(9,886)	(1,475)

Profit for the period	884,776	132,034	560,832	83,691

Attributable to:

Equity holders of the Parent	668,372	99,741	432,779	64,583

Non controlling interest	216,404	32,293	128,053	19,108

	884,776	132,034	560,832	83,691

Net earnings per common share	17.93	2.68	11.61	1.73

CHINA YUCHAI INTERNATIONAL LIMITED

Selected Unaudited Consolidated Balance Sheet Items

(RMB and US$ amounts are expressed in thousands)

	As of December 31, 2009	As of September 30, 2010
	RMB ‘000	RMB ‘000	US$ ‘000
	audited	unaudited	unaudited

Cash and cash equivalent	3,657,981	2,996,604	447,181

Trade and bills receivable, net	2,506,701	5,501,382	820,967

Inventories, net	2,130,026	1,793,622	267,661

Investment in affiliated companies	243,393	427,922	63,858

Current assets	8,678,505	10,719,818	1,599,710

Total assets	13,305,911	15,406,929	2,299,164

Trade payables	4,749,651	5,628,128	839,881

Short-term and long-term interest bearing loans and borrowings	1,079,048	592,578	88,430

Equity attributable to equity holders of the Parent	4,049,331	4,662,961	695,850

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